UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2018
Commission File Number 1-10928
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INTERTAPE POLYMER GROUP INC.
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9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: July 18, 2018	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

NEWS RELEASE
FOR IMMEDIATE DISTRIBUTION

Intertape Polymer Group Announces Agreement to Acquire Polyair Inter Pack
- Accretive acquisition expected to strengthen IPG’s product bundle with complementary line of protective packaging products -

MONTREAL, QUEBEC and SARASOTA, FLORIDA - July 18, 2018 - Intertape Polymer Group Inc. (TSX:ITP) (“IPG”) today announced it has entered into a definitive agreement to acquire 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for total cash consideration of approximately $146 million, subject to certain closing and post-closing adjustments. All amounts are in US dollars.
Polyair, a private company, is a significant industry player in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems, which are complementary to IPG’s existing product offering. The acquisition will further strengthen IPG’s product bundle and bring immediate and additional scale of protective packaging solutions. With the diverse set of customers between IPG and Polyair, this enhanced product bundle should facilitate significant cross-selling opportunities as both companies currently sell products through similar distribution and end user customer channels. Specifically, both companies have been focused on the e-commerce segment as a growth engine, which is expected to be leveraged even further with this combination. In addition to these revenue synergies, IPG expects to benefit from certain operational cost synergies at Polyair. Upon closing, IPG expects to have a comprehensive offering of packaging and protective solutions with the capability to serve more customers in multiple geographic markets.
“We believe this acquisition demonstrates our commitment to deliver on our strategic growth targets and become a global leader in packaging and protective solutions. We consider protective packaging an important driver of our vision and we expect this acquisition to create value for our shareholders,” said Greg Yull, President and CEO of IPG. “Polyair is a leader in protective packaging solutions with products and customers that complement our existing portfolio. Polyair has built a strong brand with its customer base through its commitment to operational excellence and low-cost manufacturing. We believe significant opportunities exist for us to expand our existing relationships with a protective-solutions offering, especially in the e-commerce segment, and win new customers with a broader and stronger product bundle.”
“We believe IPG shares our vision of customer service, product breadth and quality as well as operational excellence in low-cost manufacturing. Joining them should offer us a platform for growth and a scale that will benefit our customers and employees,” said Gary Tessitore, CEO of Polyair. “We have built a business that is recognized by our customers for quality products and reliable service and we expect to continue to deliver on both those fronts as part of the IPG family.”
The acquisition is subject to customary closing conditions and approvals and is expected to close in the third quarter of 2018 pending antitrust regulatory approval. Once completed, this acquisition will be the sixth strategic transaction that IPG has completed in the past four years.
Financial Highlights of the Acquisition
IPG estimates Polyair will generate approximately $133 million of revenue, approximately $14 million in adjusted EBITDA in the twelve months ending December 31, 2018 and will be accretive to IPG earnings in 2019, excluding deal costs, integration costs and non-cash purchase price accounting adjustments. IPG estimates Polyair will generate approximately $20 million to $22 million in adjusted EBITDA by 2021, which includes synergies and organic growth driven primarily by its e-commerce business channel. Based on the acquisition price and the expected synergies, the post-transaction valuation multiple is expected to be approximately seven times adjusted EBITDA. No cash or debt will be acquired in the transaction.

IPG expects to fund the acquisition with funds available under IPG’s $600 million credit facility.

About Polyair Inter Pack Inc.
Polyair Inter Pack Inc. is a privately-held company that has dual headquarters in Toronto, Ontario and Chicago, Illinois. As a leader in the industry, Polyair is one of the more significant manufacturers of protective packaging, operating seven manufacturing facilities and employing approximately 600 employees across North America. Its products include bubble cushioning, foam, mailers and air pillow systems. For more information, visit www.polyair.com.

About Intertape Polymer Group Inc.
Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper- and film-based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 2,850 employees with operations in 20 locations, including 13 manufacturing facilities in North America, two in Asia and one in Europe. For more information about IPG, visit www.itape.com.

Forward-Looking Statements
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding: the closing of the acquisition; the timing of the acquisition; the purchase price for the acquisition and the funding of such purchase price; the benefits that the acquisition is expected to bring to IPG’s business, operations, and financial results; the expected value to be generated for IPG’s shareholders by the acquisition; expected revenue, adjusted EBITDA, earnings and expense synergies; anticipated antitrust regulatory approval; may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by IPG’s management. Words such as "may," "will," “should,” "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although IPG believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in IPG’s industry; IPG’s customers’ industries and the general economy; the post-closing performance of Polyair, including the expected revenue and expense synergies; the anticipated benefits from IPG’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from IPG’s acquisitions; the anticipated benefits from IPG’s capital expenditures; the quality and market reception of IPG’s products; IPG’s anticipated business strategies; risks and costs inherent in litigation; IPG’s ability to maintain and improve quality and customer service with current and new customers; anticipated trends in IPG’s business; anticipated cash flows from IPG’s operations; and IPG’s ability to continue to control costs. IPG can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3 Key Information - Risk Factors", “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in IPG’s annual report on Form 20-F for the year ended December 31, 2017 and the other statements and factors contained in IPG’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. IPG will not update these statements unless applicable securities laws require it to do so.

FOR FURTHER INFORMATION CONTACT:
Ross Marshall
Investor Relations
(T) (416) 526-1563
(E) ross.marshall@loderockadvisors.com